UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-12477

THE RETIREMENT AND SAVINGS PLAN FOR

AMGEN MANUFACTURING, LIMITED

State Road 31, Kilometer 24.6, Juncos, Puerto Rico 00777

(Full title and address of the plan)

AMGEN INC.

(Name of issuer of the securities held)

One Amgen Center Drive,	91320-1799
Thousand Oaks, California	(Zip Code)
(Address of principal executive offices)

The Retirement and Savings Plan for

Amgen Manufacturing, Limited

Audited Financial Statements

and Supplemental Schedule

Years Ended December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

Amgen Manufacturing, Limited, as Named Fiduciary, and the Plan Participants

of The Retirement and Savings Plan for Amgen Manufacturing, Limited

We have audited the accompanying statements of net assets available for benefits of The Retirement and Savings Plan for Amgen Manufacturing, Limited (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

San Juan, Puerto Rico

June 14, 2012

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Statements of Net Assets Available for Benefits

	December 31
	2011	2010
Assets
Investments at fair value	$156,693,609	$139,999,897
Notes receivable from participants	13,394,566	12,248,971
Other – principally due from broker	109,583	158,686

Total assets	170,197,758	152,407,554

Liabilities
Other – principally due to broker	174,543	150,506

Net assets reflecting investments at fair value	170,023,215	152,257,048

Adjustment from fair value to contract value for interest in collective trust fund relating to fully benefit-responsive investment contracts	(399,737)	(266,989)

Net assets available for benefits	$169,623,478	$151,990,059

See accompanying notes.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2011	2010
Additions to (deductions from) net assets:
Employer contributions	$12,333,886	$11,138,501
Participant contributions	8,851,097	7,616,456
Rollover contributions	588,590	65,636
Interest and dividend income	1,259,757	873,815
Net realized/unrealized gains	383,876	14,062,319
Interest income on notes receivable from participants	575,157	576,795
Benefits paid	(6,032,006)	(2,542,584)
Investment and administrative fees	(326,938)	(274,033)

Net increase	17,633,419	31,516,905

Net assets available for benefits at beginning of year	151,990,059	120,473,154

Net assets available for benefits at end of year	$169,623,478	$151,990,059

See accompanying notes.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements

December 31, 2011

1.	Description of the Plan

The following description of The Retirement and Savings Plan for Amgen Manufacturing, Limited (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established effective January 1, 2002, most recently amended and restated effective January 1, 2012. The Plan is a defined contribution plan covering substantially all Puerto Rico resident employees of Amgen Manufacturing, Limited (the Company), a wholly owned subsidiary of Amgen Inc. (Amgen). The Plan, as amended and restated, is intended to qualify under Section 1081.01 of the New Puerto Rico Internal Revenue Code (the PR Code) (see Note 5, Income Tax Status) and section 407(d)(3)(A) of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Subject to certain limitations (as defined in the Plan), participants may elect to contribute up to 30% of their eligible compensation in pre-tax contributions and after-tax contributions or a combination of these types of contributions. A participant’s pre-tax contributions are subject to PR Code and Plan limitations and could not exceed $10,000 in 2011 and $9,000 in 2010. Participants may elect to contribute after-tax contributions beginning January 1 of the year following the year the participant was hired. Participant after-tax contributions are subject to PR Code and Plan limitations and could not exceed $1,500 in 2011 and 2010. Unless an employee has voluntarily enrolled in the Plan or has declined to participate in the Plan within the first 30 days of employment, all newly eligible participants are automatically enrolled in the Plan and contributions equal to 5% of their eligible compensation are withheld and contributed to the Plan as pre-tax contributions; such contributions are automatically increased by 1% per year until their contributions reach 10% of their eligible compensation. Participants may elect to adjust, cease or resume their contributions at any time.

Participants who are at least age 50 by the close of the Plan year may also elect to make certain additional pre-tax contributions, referred to as catch-up contributions, that are subject to PR Code and Plan limitations and could not exceed $1,000 in 2011 and 2010. Participants may also contribute pre-tax and after-tax amounts representing distributions from certain other retirement plans qualified in Puerto Rico, referred to as rollover contributions (as defined in the Plan).

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions (continued)

Each pay period, the Company makes a non-elective contribution for all eligible participants, whether or not they have elected to make contributions to the Plan, equal to 4% of each participant’s eligible compensation (Core Contributions). In addition, the Company makes a contribution equal to amounts contributed by the participant as pre-tax contributions, including catch-up contributions, of up to 5% of eligible compensation (Matching Contributions). Matching Contributions could not exceed $11,000 in 2011 and $9,000 in 2010.

Participants select the investments in which their contributions, including their Core Contributions and Matching Contributions (collectively Company Contributions), are to be invested, electing among various alternatives, including Amgen Inc. common stock (Amgen stock). Participants may direct a maximum of 20% of contributions to be invested in Amgen stock. In addition, participants may transfer amounts among the investment options at any time, subject to certain limitations. Notwithstanding the foregoing, if 20% or more of the value of a participant’s Plan account is invested in Amgen stock, no transfers from other investment options can be made to invest in Amgen stock.

The accounts of participants who had never made an investment election are allocated to investments under a qualified default investment alternative which is intended to be compliant with ERISA regulations. At any time, participants may elect to alter the investments in their accounts made under a qualified default investment alternative.

Vesting

Participants who are or became eligible employees on or after January 1, 2007 are 100% vested with respect to their Company Contributions and earnings and losses (hereafter referred to as “earnings”) thereon. Participants who are not and do not become eligible employees on or after January 1, 2007 are subject to certain vesting conditions (as defined in the Plan) with regard to Company contributions and related earnings thereon. All participants are 100% vested with respect their contributions and earnings thereon.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) Company Contributions and (b) earnings. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements (continued)

1.	Description of the Plan (continued)

Plan Investments

Participants can invest in any of 14 different asset classes as well as Amgen stock or may actively manage their account under a self-directed brokerage arrangement in which a wider array of investment options are available. The value of an investment in an asset class is determined by its underlying investment vehicles which may include one or more of the following: mutual funds, collective trust funds and portfolios which are separately managed exclusively for the benefit of Plan participants and their beneficiaries (separately managed portfolios). The separately managed portfolios are primarily composed of investments in publicly traded common and preferred stocks. The asset classes are designed to provide participants with choices among a variety of investment objectives.

Payments of Benefits

Subject to Plan limitations, upon termination of employment, including termination due to disability (as defined in the Plan), death or retirement, a participant or the participant’s named beneficiary may elect to receive an amount equal to the value of his or her vested account balance in (a) a single payment in cash, (b) a single distribution in full shares of Amgen stock (with any fractional shares paid in cash), (c) a single distribution paid in a combination of cash and full shares of Amgen stock, or (d) a rollover distribution to an eligible retirement plan. If a participant dies before receiving the value of his or her vested account balance, the participant’s beneficiary may elect to receive the distribution of remaining funds from among the alternatives described above, subject to certain Plan limitations.

Subsequent to termination of employment, participants may also elect to maintain their vested account balance in the Plan, provided that their account balance is greater than $1,000.

Certain restrictions apply to withdrawals from the Plan while a participant continues to be employed by the Company.

Notes Receivable from Participants

Subject to certain restrictions, a participant can have up to two loans outstanding at any one time from his or her Plan account with a combined maximum loan amount which may not exceed the lesser of (a) 50% of the participant’s account balance or (b) $50,000 less certain adjustments, as applicable (as defined in the Plan). A participant’s loan is secured by his or her Plan account balance. Loans made prior to January 1, 2006 bear interest at fixed rates based on the average borrowing rates of certain major banks. Loans made on or after January 1, 2006

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements (continued)

1.	Description of the Plan (continued)

Notes Receivable from Participants (continued)

bear interest at fixed rates based on the prime rate plus one percentage point as published in The Wall Street Journal determined as of the last day of the calendar quarter preceding origination or such other rate as may be required by law. Loans are generally payable in installments over periods ranging from one to five years, unless the loan is used to acquire a principal residence for which the term of the loan may be up to 20 years. Principal and interest payments are allocated to the participant’s account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination, participants would receive distributions of their vested account balances.

Trustee and Custodian

Banco Popular de Puerto Rico is the Plan’s trustee. Bank of America, N.A. and Northern Trust Company, N.A. are the Plan’s custodians.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Fair Value Measurement

The investments of the Plan are reported at fair value. Fair value is generally defined as the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date (see Note 3, Fair Value Measurements).

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements (continued)

2.	Summary of Significant Accounting Policies (continued)

Investment Income and Losses

Dividend income is recognized on the ex-dividend date and interest income is recorded on an accrual basis. Unrealized gains and losses on investments are measured by the change in the difference between the fair value and cost of the securities held at the beginning of the year (or date purchased if acquired during the Plan year) and the end of the year. Realized gains and losses from security transactions are recorded based on the weighted-average cost of securities sold.

Fully Benefit-Responsive Investment Contracts

The Plan holds units of collective trust funds that have investments in fully benefit-responsive investment contracts. Such contracts held directly or indirectly by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate qualified transactions related to these investments. The Statements of Net Assets Available for Benefits present these contracts at fair value with an adjustment to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Notes Receivable from Participants

Notes receivable from participants are carried at their unpaid balance plus accrued but unpaid interest, as applicable.

Due from/to Brokers

Purchases and sales of investments are recorded on a trade-date basis. Due from brokers and due to brokers arise from unsettled sale and purchase transactions as of December 31, 2011 and 2010.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements (continued)

2.	Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In May 2011, a new accounting standard was issued that amends certain fair value measurement principles, clarifies the application of existing fair value measurement requirements and requires additional disclosures regarding fair value. This new standard is required to be applied prospectively beginning in 2012. The Company does not expect this new accounting standard to have a material effect on the Plan’s financial statements.

3.	Fair Value Measurements

The Plan uses various valuation approaches in determining the fair value of investments within a hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the investment based on market data obtained from independent sources. Unobservable inputs are inputs that reflect assumptions about the inputs that market participants would use in pricing the investment and are developed based on the best information available in the circumstances. The fair value hierarchy is divided into three levels based on the source of inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical investments that the Plan has the ability to access;

Level 2 – Valuations for which all significant inputs are observable, either directly or indirectly, other than level 1 inputs;

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary among the various types of investments. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used for measuring fair value may fall into different levels of the fair value hierarchy. In such cases, for financial statement disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is categorized is based on the lowest level of input used that is significant to the overall fair value measurement.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements (continued)

3.	Fair Value Measurements (continued)

The following fair value hierarchy table presents information about each major class/category of the Plan’s investments measured at fair value:

	$000,000,000	$000,000,000	$000,000,000	$000,000,000
	Fair value measurements at December 31, 2011 using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Amgen stock	$28,916,100	$-	$-	$28,916,100
Cash and cash equivalents	187,189	-	-	187,189
Common and preferred stocks:
Large cap growth	15,336,282	-	-	15,336,282
Large cap value	5,132,744	-	-	5,132,744
Small-mid cap growth	1,699,446	-	-	1,699,446
Small-mid cap value	12,569,986	10,939	-	12,580,925
Other	416,735	-	-	416,735
Mutual funds:
High yield debt	2,744,734	-	-	2,744,734
Inflation indexed debt	739,955	-	-	739,955
International growth	4,532,198	-	-	4,532,198
International value	5,922,320	-	-	5,922,320
Real estate investment trust index	4,111,878	-	-	4,111,878
Collective trust funds:
Capital preservation	-	15,774,230	-	15,774,230
Emerging markets equity	-	4,838,408	-	4,838,408
Fixed income	-	7,869,660	-	7,869,660
Inflation indexed debt	-	82,026	-	82,026
International growth	-	2,178,094	-	2,178,094
International value	-	582,082	-	582,082
Large cap growth	-	995,649	-	995,649
Large cap index	-	31,166,960	-	31,166,960
Large cap value	-	555,005	-	555,005
Small-mid cap growth	-	109,485	-	109,485
Small-mid cap index	-	6,398,169	-	6,398,169
Small-mid cap value	-	951,644	-	951,644
Short term investments	-	2,871,691	-	2,871,691

	$82,309,567	$74,384,042	$-	$156,693,609

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements (continued)

3.	Fair Value Measurements (continued)

	$000,000,000	$000,000,000	$000,000,000	$000,000,000
	Fair value measurements at December 31, 2010 using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Amgen stock	$24,251,842	$-	$-	$24,251,842
Cash and cash equivalents	44,099	-	-	44,099
Common and preferred stocks:
International growth	4,992,695	-	-	4,992,695
Large cap growth	15,382,092	-	-	15,382,092
Large cap value	3,239,826	-	-	3,239,826
Small-mid cap growth	1,403,088	-	-	1,403,088
Small-mid cap value	12,262,396	-	-	12,262,396
Other	299,735	-	-	299,735
Mutual funds:
High yield debt	2,473,085	-	-	2,473,085
Inflation indexed debt	548,925	-	-	548,925
International value	6,552,760	-	-	6,552,760
Real estate investment trust index	3,267,250	-	-	3,267,250
Collective trust funds:
Capital preservation	-	12,402,835	-	12,402,835
Emerging markets equity	-	5,429,356	-	5,429,356
Fixed income	-	7,186,707	-	7,186,707
Inflation indexed debt	-	51,259	-	51,259
International	-	1,191,104	-	1,191,104
Large cap growth	-	1,217,724	-	1,217,724
Large cap index	-	28,271,425	-	28,271,425
Large cap value	-	281,671	-	281,671
Small-mid cap growth	-	93,814	-	93,814
Small-mid cap index	-	5,366,964	-	5,366,964
Small-mid cap value	-	1,383,843	-	1,383,843
Short term investments	-	2,405,402	-	2,405,402

	$74,717,793	$65,282,104	$-	$139,999,897

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

The fair value of common stocks (including Amgen stock), preferred stocks and mutual funds are valued using quoted market prices in active markets with no valuation adjustment.

Collective trust funds represent interests in pooled investment vehicles designed typically for collective investment of employee benefit trusts. The fair values of these investments are determined by reference to the net asset value per unit provided by the fund managers. The unit values are based on the fair values of the trusts’ underlying assets, which are principally equity and fixed income securities and short-term investments. The investment strategies of the Plan’s collective trust funds vary generally based on the investment objectives of the asset class of which they are a part. Such investment strategies include investments in fixed income securities and investments in equity securities in domestic and international markets for growth and value objectives as well as to replicate market indexes and to invest in emerging markets. The only redemption restriction with respect to these investments is on the Wells Fargo Stable Return Fund G, which requires a one-year notice to be given in the event of complete liquidation.

4. Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2011 and 2010 are as follows:

	December 31
	2011	2010
Blackrock Equity Index Fund F – Collective trust fund	$29,272,493	$25,936,414
Amgen stock	28,916,100	24,251,842
Wells Fargo Stable Return Fund G – Collective trust fund	15,774,230	12,402,835

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements (continued)

4.	Investments (continued)

During the years ended December 31, 2011 and 2010, net realized and unrealized gains on the Plan’s investments were as follows:

	Year Ended December 31
	2011	2010
Amgen stock	$4,172,316	$(733,540)
Common and preferred stocks	(970,162)	6,231,488
Mutual funds	(2,227,254)	1,738,071
Collective trust funds	(559,606)	6,811,252
Other	(31,418)	15,048

	$383,876	$14,062,319

5. Income Tax Status

The Plan received a determination letter from the Puerto Rico Treasury Department (PRTD) dated June 22, 2007 and with an effective date of January 1, 2006 stating that the Plan is qualified, in form, under Section 1165 of the Puerto Rico Internal Revenue Code of 1994, as amended (the 1994 PR Code) and therefore, the related trust forming part of the Plan is exempt from taxation. The 1994 PR Code was repealed and the PR Code was approved effective for taxable years starting after December 31, 2010. Several rules related to the qualification of pension plans were amended effective for taxable year 2011, and others effective for taxable year 2012. The provisions of the PR Code also require that the Plan be amended on or before December 31, 2012 in order to comply with those requirements, and also that it be submitted to the PRTD in order to obtain a new determination letter issued by the PRTD to maintain the Plan’s qualified status. The request of a new determination letter must be submitted to the PRTD on or before the last day to file the Company’s income tax return for taxable year 2012.

For taxable year 2011, the Company believes the Plan was operated in compliance with the applicable requirements of the PR Code, and therefore, believes that the Plan is qualified and the related trust is tax exempt. The Company will timely request a determination letter from the PRTD in order to comply with the rules provided by the PR Code.

Accounting principles generally accepted in the United States require the Company to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination. As of December 31, 2011, no uncertain tax positions have been taken or are expected to be taken, and no amounts related to uncertain tax positions have been recorded in the Plan’s financial statements. The Plan is subject to audits by the PRTD, however there are currently no audits for any periods in progress. The Company believes the Plan is no longer subject to PRTD examinations with respect to annual reports for years prior to 2007.

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements (continued)

6. Services Provided by the Company

During 2011 and 2010, the Company has paid trustee fees and certain other administrative costs on behalf of the Plan.

7. Reconciliation of Financial Statements to Form 5500

The reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2011 and 2010 consisted of the following:

	$ 152,138,704	$ 152,138,704
	December 31
	2011	2010
Net assets available for benefits per the financial statements	$169,623,478	$151,990,059
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	399,737	266,989
Amounts allocated to withdrawing participants	-	(21,374)
Deemed loans	(87,938)	(96,970)

Net assets per the Form 5500	$169,935,277	$152,138,704

For the year ended December 31, 2011, the following is a reconciliation of the net investment income per the financial statements to the Form 5500:

Year Ended December 31 2011
Interest and dividend income	$1,259,757
Net realized/unrealized gains	383,876

Total net investment income per the financial statements	1,643,633
Adjustment from fair value to contract value for interest in collective trust funds relating to fully benefit-responsive investment contracts:
Less prior year adjustment	(266,989)
Add current year adjustment	399,737

Total net investment income per the Form 5500	$1,776,381

The Retirement and Savings Plan for Amgen Manufacturing, Limited

Notes to Financial Statements (continued)

7. Reconciliation of Financial Statements to Form 5500 (continued)

For the year ended December 31, 2011, the following is a reconciliation of distributions per the financial statements to the Form 5500:

$ 152,138,704
Year Ended December 31 2011
Benefits paid	$6,032,006
Investment and administrative fees	326,938

Total distributions per the financial statements	6,358,944
Less prior year amounts allocated to withdrawing participants	(21,374)
Add current year amounts allocated to withdrawing participants	-
Less prior year deemed loan balance	(96,970)
Add current year deemed loan balance	87,938

Total distributions per the Form 5500	$6,328,538

Supplemental Schedule

The Retirement and Savings Plan for Amgen Manufacturing, Limited

EIN: 98-0210484 Plan: #001

December 31, 2011

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

	### ###	### ###	### ###
Identity of Issue	Description of Investment	Current Value

Amgen stock *	Employer Securities 450,336 shares	$28,916,100	$28,916,100

Capital Preservation Asset Class:
Wells Fargo Stable Return Fund G	Common Collective Trust 313,772 units	15,774,230
Northern Trust Collective Short Term Investment Fund*	Common Collective Trust 1,381,576 units	1,381,576

Total Capital Preservation Asset Class			17,155,806

Emerging Markets Equity Asset Class:
JP Morgan Emerging Markets Equity Focus Fund	Common Collective Trust 296,979 units	4,517,048
Northern Trust Collective MSCI Emerging Markets Fund – Non-Lending*	Common Collective Trust 2,426 units	321,360

Total Emerging Markets Equity Asset Class			4,838,408

Fixed Income Asset Class:
JP Morgan Core Bond Fund	Common Collective Trust 466,445 units	7,206,571
Northern Trust Collective Aggregate Bond Index Fund – Non-Lending*	Common Collective Trust 5,447 units	663,089

Total Fixed Income Asset Class			7,869,660

High Yield Asset Class:
Blackrock High Yield Bond Fund*	Mutual Fund 371,412 units	2,744,734
Northern Trust Collective Short Term Investment Fund*	Common Collective Trust 225,757 units	225,757

Total High Yield Asset Class			2,970,491

Inflation Protection Asset Class:
Vanguard Inflation Protected Fund	Mutual Fund 26,704 units	739,955
Northern Trust Collective TIPS Index Fund – Non-Lending*	Common Collective Trust 624 units	82,026

Total Inflation Protection Asset Class			821,981

International Growth Asset Class:
GE Institutional International Equity Fund	Mutual Fund 480,615 units	4,532,198
Artisan International Fund	Common Collective Trust 125,484 units	1,650,121
Northern Trust Collective EAFE Index Fund – Non-Lending*	Common Collective Trust 2,832 units	527,973
Cash	Cash and cash equivalents	574

Total International Growth Asset Class			6,710,866

International Value Asset Class:
Dodge & Cox International Fund	Mutual Fund 202,542 units	5,922,320
Northern Trust Collective EAFE Index Fund – Non-Lending*	Common Collective Trust 3,122 units	582,082

Total International Value Asset Class			6,504,402

Large Cap Growth Asset Class:
Northern Trust Collective Russell 1000 Growth Index Fund – Non-Lending*	Common Collective Trust 6,186 units	995,649
Apple Inc.	Common Stock 2,290 shares	927,442
Google Inc. Class A	Common Stock 1,140 shares	736,322
Visa Inc. Class A	Common Stock 6,090 shares	618,314
Qualcomm Inc.	Common Stock 9,945 shares	543,992
Amazon.com, Inc	Common Stock 2,925 shares	506,318
Allergan Inc.	Common Stock 3,745 shares	328,587

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

	### ###	### ###	### ###
Identity of Issue	Description of Investment	Current Value

Schlumberger Limited	Common Stock 4,720 shares	322,423
Alexion Pharmaceuticals Inc.	Common Stock 4,370 shares	312,455
Salesforce.com Inc.	Common Stock 3,050 shares	309,450
F5 Networks Inc.	Common Stock 2,600 shares	275,912
Nike Inc. Class B	Common Stock 2,840 shares	273,691
Starbucks Corporation	Common Stock 5,650 shares	259,957
priceline.com Inc.	Common Stock 555 shares	259,579
Coach Inc.	Common Stock 4,085 shares	249,349
Oracle Corporation	Common Stock 9,260 shares	237,520
Intuitive Surgical Inc.	Common Stock 470 shares	217,615
IntercontinentalExchange, Inc.	Common Stock 1,790 shares	215,785
National Oilwell Varco	Common Stock 3,140 shares	213,489
Precision Castparts Corporation	Common Stock 1,290 shares	212,579
Northern Trust Collective Short Term Investment Fund*	Common Collective Trust 211,895 units	211,895
Praxair Inc.	Common Stock 1,980 shares	211,662
Las Vegas Sands Corporation	Common Stock 4,755 shares	203,181
FMC Technologies Inc.	Common Stock 3,300 shares	172,359
Coca-Cola Company	Common Stock 2,420 shares	169,328
American Tower Corporation Class A	Common Stock 2,790 shares	167,428
Costco Wholesale Corporation	Common Stock 1,940 shares	161,641
W.W. Grainger Inc.	Common Stock 850 shares	159,112
EMC Corporation	Common Stock 6,840 shares	147,334
American Express Company	Common Stock 3,080 shares	145,284
Ametek Inc.	Common Stock 3,435 shares	144,614
ASML Holding N.V.	Common Stock 3,445 shares	143,967
Estee Lauder Companies Inc. Class A	Common Stock 1,210 shares	135,907
Anadarko Petroleum Corporation	Common Stock 1,770 shares	135,104
Joy Global Inc.	Common Stock 1,750 shares	131,198
Baker Hughes Inc.	Common Stock 2,650 shares	128,896
Whole Foods Market Inc.	Common Stock 1,840 shares	128,027
Expeditors International of Washington Inc.	Common Stock 3,120 shares	127,795
Biogen Idec Inc.	Common Stock 1,020 shares	112,251
Monster Beverage Corporation	Common Stock 1,210 shares	111,489
Accenture PLC Class A	Common Stock 2,080 shares	110,719
Illumina Inc.	Common Stock 3,550 shares	108,204
Cognizant Technology Solutions Corporation Class A	Common Stock 1,680 shares	108,041
Limited Brands	Common Stock 2,610 shares	105,314
CSX Corporation	Common Stock 4,800 shares	101,088
Southwestern Energy Company	Common Stock 3,100 shares	99,014
Halliburton Company	Common Stock 2,840 shares	98,008
Citrix Systems, Inc.	Common Stock 1,580 shares	95,938
Avago Technologies Limited	Common Stock 3,310 shares	95,527
Charles Schwab Corporation	Common Stock 8,400 shares	94,584
Johnson & Johnson	Common Stock 1,430 shares	93,779
Noble Energy Inc.	Common Stock 970 shares	91,558
Wal-Mart Stores Inc.	Common Stock 1,520 shares	90,835
C H Robinson Worldwide Inc.	Common Stock 1,200 shares	83,736
Nordstrom Inc.	Common Stock 1,660 shares	82,519
Plains Exploration & Production Company	Common Stock 2,140 shares	78,581
Discover Financial Services	Common Stock 3,260 shares	78,240
Stryker Corporation	Common Stock 1,570 shares	78,045

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

	### ###	### ###	### ###
Identity of Issue	Description of Investment	Current Value

Ecolab Inc.	Common Stock 1,330 shares	76,887
T Rowe Price Group Inc.	Common Stock 1,350 shares	76,883
Baxter Intenational Inc.	Common Stock 1,440 shares	71,251
Mastercard Inc. Class A	Common Stock 190 shares	70,836
Shire PLC	Common Stock 680 shares	70,652
Agilent Technologies Inc.	Common Stock 1,960 shares	68,463
Freeport-McMoRan Copper & Gold Inc.	Common Stock 1,836 shares	67,546
TJX Companies Inc.	Common Stock 1,030 shares	66,487
Marathon Oil Corporation	Common Stock 2,260 shares	66,150
Sherwin-Williams Company	Common Stock 740 shares	66,060
Covidien PLC	Common Stock 1,460 shares	65,715
Baidu Inc.	Common Stock 560 shares	65,223
Skyworks Solutions Inc.	Common Stock 3,980 shares	64,556
Chipotle Mexican Grill Inc.	Common Stock 190 shares	64,171
CBS Corporation Class B	Common Stock 2,360 shares	64,050
eBay Inc.	Common Stock 2,110 shares	63,996
Chevron Corporation	Common Stock 590 shares	62,776
Mosaic Company	Common Stock 1,230 shares	62,029
Dentsply International Inc.	Common Stock 1,760 shares	61,582
CF Industries Holdings Inc.	Common Stock 420 shares	60,892
Cerner Corporation	Common Stock 990 shares	60,638
Perrigo Company	Common Stock 620 shares	60,326
Occidental Petroleum Corporation	Common Stock 640 shares	59,968
Tiffany & Company	Common Stock 900 shares	59,634
AmerisourceBergen Corporation	Common Stock 1,590 shares	59,132
Cardinal Health Inc.	Common Stock 1,450 shares	58,885
Bed Bath & Beyond Inc.	Common Stock 1,010 shares	58,550
VMware Inc.	Common Stock 700 shares	58,233
Check Point Software Technologies	Common Stock 1,100 shares	57,794
Tempur-Pedic International Inc.	Common Stock 1,100 shares	57,783
Stericycle Inc.	Common Stock 740 shares	57,661
Monsanto Company	Common Stock 820 shares	57,457
Parker-Hannifin Corporation	Common Stock 750 shares	57,188
Red Hat Inc.	Common Stock 1,370 shares	56,567
Church & Dwight Inc.	Common Stock 1,220 shares	55,827
Norfolk Southern Corporation	Common Stock 760 shares	55,374
Teradata Corporation	Common Stock 1,140 shares	55,301
Wynn Resorts Limited	Common Stock 500 shares	55,245
Nvidia Corporation	Common Stock 3,970 shares	55,024
Ensco PLC	Common Stock 1,170 shares	54,896
Valeant Pharmaceuticals International Inc.	Common Stock 1,160 shares	54,160
Eaton Corporation	Common Stock 1,220 shares	53,107
JP Morgan Chase & Company	Common Stock 1,590 shares	52,868
Lululemon Athletica Inc.	Common Stock 1,130 shares	52,726
Chicago Bridge & Iron Company N V	Common Stock 1,390 shares	52,542
Intuit Inc.	Common Stock 990 shares	52,064
Abercrombie & Fitch Company Class A	Common Stock 1,060 shares	51,770
Dick’s Sporting Goods, Inc.	Common Stock 1,390 shares	51,263
Broadcom Corporation Class A	Common Stock 1,730 shares	50,793
Regeneron Pharmaceuticals Inc.	Common Stock 905 shares	50,164
CME Group Inc.	Common Stock 200 shares	48,734

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

	### ###	### ###	### ###
Identity of Issue	Description of Investment	Current Value

Netflix Inc.	Common Stock 700 shares	48,503
Potash Corporation of Saskatchewan Inc.	Common Stock 1,170 shares	48,298
Trimble Nav Limited	Common Stock 1,100 shares	47,740
SXC Health Solutions Corporation	Common Stock 830 shares	46,878
Philip Morris International Inc.	Common Stock 580 shares	45,518
Fluor Corporation	Common Stock 890 shares	44,723
Riverbed Technology Inc.	Common Stock 1,890 shares	44,415
Ralph Lauren Corporation Class A	Common Stock 320 shares	44,186
DIRECTV Class A	Common Stock 980 shares	41,905
Autodesk Inc.	Common Stock 1,370 shares	41,552
Barrick Gold Corporation	Common Stock 890 shares	40,273
Hersey Company	Common Stock 650 shares	40,157
Polycom Inc.	Common Stock 2,370 shares	38,631
ITC Holdings Corporation	Common Stock 480 shares	36,422
Altera Corporation	Common Stock 960 shares	35,616
Allegheny Technologies Inc.	Common Stock 680 shares	32,504
OpenTable Inc.	Common Stock 800 shares	31,304
BMC Software Inc.	Common Stock 570 shares	18,685

Total Large Cap Growth Asset Class			16,543,819

Large Cap Index Asset Class:
Blackrock Equity Index Fund F*	Common Collective Trust 1,418,241 units	29,272,493
Northern Trust Collective S&P 500 Equity Index Fund*	Common Collective Trust 500 units	1,894,467

Total Large Cap Index Asset Class			31,166,960

Large Cap Value Asset Class:
Northern Trust Collective Russell 1000 Value Index Fund – Non-Lending *	Common Collective Trust 3,489 units	555,005
Northern Trust Collective Short Term Investment Fund*	Common Collective Trust 219,822 units	219,822
Exxon Mobil Corporation	Common Stock 1,749 shares	148,245
Merck & Company Inc.	Common Stock 3,262 shares	122,977
Chevron Corporation	Common Stock 1,129 shares	120,126
Comcast Corporation Class A	Common Stock 4,855 shares	115,112
JP Morgan Chase & Company	Common Stock 3,439 shares	114,347
Pfizer Inc.	Common Stock 4,985 shares	107,875
UnitedHealth Group Inc.	Common Stock 2,019 shares	102,323
General Electric Company	Common Stock 5,503 shares	98,559
Wells Fargo & Company	Common Stock 3,515 shares	96,873
AT&T Inc.	Common Stock 3,174 shares	95,982
PepsiCo Inc.	Common Stock 1,441 shares	95,610
Vodafone Group PLC	Common Stock 3,218 shares	90,201
Hess Corporation	Common Stock 1,568 shares	89,062
Sanofi-Aventis	Common Stock 2,376 shares	86,819
PNC Financial Services Group	Common Stock 1,505 shares	86,793
CVS Caremark Corporation	Common Stock 2,065 shares	84,211
Edison International	Common Stock 2,008 shares	83,131
Schlumberger Limited	Common Stock 1,216 shares	83,065
CenturyTel Inc.	Common Stock 2,208 shares	82,138
Northrop Grumman Corporation	Common Stock 1,391 shares	81,346
Stanley Black & Decker Inc.	Common Stock 1,190 shares	80,444
Calpine Corporation	Common Stock 4,781 shares	78,074

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

	### ###	### ###	### ###
Identity of Issue	Description of Investment	Current Value

Oracle Corporation	Common Stock 3,013 shares	77,283
Exelon Corporation	Common Stock 1,780 shares	77,199
State Street Corporation	Common Stock 1,913 shares	77,113
Fifth Third Bancorp	Common Stock 6,053 shares	76,994
Viacom Inc. Class B	Common Stock 1,665 shares	75,608
Covidien PLC	Common Stock 1,673 shares	75,302
Medtronic Inc.	Common Stock 1,939 shares	74,167
Honeywell International Inc.	Common Stock 1,353 shares	73,536
Coca-Cola Enterprises Inc.	Common Stock 2,852 shares	73,525
Norfolk Southern Corporation	Common Stock 982 shares	71,549
Ameriprise Financial Inc.	Common Stock 1,401 shares	69,546
Sara Lee Corporation	Common Stock 3,657 shares	69,190
Citigroup Inc.	Common Stock 2,623 shares	69,011
Kellogg Company	Common Stock 1,346 shares	68,067
MetLife Inc.	Common Stock 2,177 shares	67,879
Discover Financial Services	Common Stock 2,822 shares	67,728
PPL Corporation	Common Stock 2,288 shares	67,313
Cisco Systems Inc.	Common Stock 3,712 shares	67,113
Eaton Corporation	Common Stock 1,537 shares	66,906
Motorola Solutions Inc.	Common Stock 1,427 shares	66,056
Travelers Companies Inc.	Common Stock 1,112 shares	65,797
Liberty Interactive Corporation	Common Stock 3,994 shares	64,763
eBay Inc.	Common Stock 2,096 shares	63,572
Air Products & Chemical Inc.	Common Stock 746 shares	63,552
Cooper Industries PLC	Common Stock 1,173 shares	63,518
Texas Instruments Inc.	Common Stock 2,182 shares	63,518
Weyerhaeuser Company	Common Stock 3,346 shares	62,470
SM Energy Company	Common Stock 854 shares	62,427
Bristol-Myers Squibb Company	Common Stock 1,706 shares	60,119
Omnicom Group Inc.	Common Stock 1,340 shares	59,737
Microsoft Corporation	Common Stock 2,241 shares	58,176
El Paso Corporation	Common Stock 2,169 shares	57,630
Unum Group	Common Stock 2,675 shares	56,362
US Bancorp	Common Stock 2,028 shares	54,857
Applied Materials Inc.	Common Stock 5,063 shares	54,225
Legg Mason Inc.	Common Stock 2,165 shares	52,068
Transocean Limited	Common Stock 1,326 shares	50,905
Apple Inc.	Common Stock 120 shares	48,600
Vulcan Materials Company	Common Stock 1,212 shares	47,692
CBS Corporation Class B	Common Stock 1,709 shares	46,382
DIRECTV Class A	Common Stock 1,065 shares	45,539
HCA Holdings Inc.	Common Stock 2,024 shares	44,589
Johnson Controls Inc.	Common Stock 1,408 shares	44,014
Bank of New York Mellon Corporation	Common Stock 2,168 shares	43,165
Goodyear Tire & Rubber Company	Common Stock 3,030 shares	42,935
Consol Energy Inc.	Common Stock 1,077 shares	39,526
Bank of America Corporation*	Common Stock 6,659 shares	37,024
General Motors Company	Common Stock 1,793 shares	36,344
Noble Energy Inc.	Common Stock 284 shares	26,807
AOL Inc.	Common Stock 1,493 shares	22,544
Harsco Corporation	Common Stock 947 shares	19,489

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

	### ###	### ###	### ###
Identity of Issue	Description of Investment	Current Value

Total Large Cap Value Asset Class			5,907,571

Participant Self-Directed Accounts	Various investments		603,351

Real Estate Investment Trust (REIT) Asset Class:
Vanguard Specialized Portfolios REIT Index Fund Institutional Class	Mutual Fund 323,515 units	4,111,878
Northern Trust Collective Short Term Investment Fund*	Common Collective Trust 338,680 units	338,680

Total Real Estate Investment Trust (REIT) Asset Class			4,450,558

Small-Mid Cap Growth Asset Class:
Northern Trust Collective Russell 2000 Growth Index Fund – Non-Lending*	Common Collective Trust 743 units	109,485
Northern Trust Collective Short Term Investment Fund*	Common Collective Trust 106,862 units	106,862
Roper Industries Inc.	Common Stock 490 shares	42,566
Ametek Inc.	Common Stock 940 shares	39,574
Transdigm Group Inc.	Common Stock 393 shares	37,602
HMS Holdings Corporation	Common Stock 1,162 shares	37,161
Affiliated Managers Group Inc.	Common Stock 383 shares	36,749
Gardner Denver Inc.	Common Stock 439 shares	33,829
SXC Health Solutions Corporation	Common Stock 554 shares	31,290
Signature Bank	Common Stock 509 shares	30,535
Zoll Medical Corporation	Common Stock 479 shares	30,263
Airgas Inc.	Common Stock 382 shares	29,827
Verifone Systems Inc.	Common Stock 822 shares	29,197
Clean Habors Inc.	Common Stock 453 shares	28,870
Marketaxess Holdings Inc.	Common Stock 957 shares	28,815
Wesco International Inc.	Common Stock 535 shares	28,360
Vitamin Shoppe Inc.	Common Stock 696 shares	27,756
BE Aerospace Inc.	Common Stock 708 shares	27,407
MICROS Systems Inc.	Common Stock 579 shares	26,970
Synchronoss Technologies Inc.	Common Stock 890 shares	26,887
Acacia Research Corporation	Common Stock 724 shares	26,433
Albemarle Corporation	Common Stock 479 shares	24,673
Oasis Petroleum Inc.	Common Stock 845 shares	24,581
Riverbed Technology Inc.	Common Stock 1,041 shares	24,464
Petsmart Inc.	Common Stock 461 shares	23,645
Cabot Oil & Gas Corporation	Common Stock 308 shares	23,377
Tractor Supply Company	Common Stock 332 shares	23,290
Heartland Payment System Inc.	Common Stock 949 shares	23,118
Air Methods Corporation	Common Stock 269 shares	22,717
Dick’s Sporting Goods, Inc.	Common Stock 606 shares	22,349
ACI Worldwide Inc.	Common Stock 755 shares	21,623
Gartner Inc.	Common Stock 591 shares	20,549
Rosetta Resources Inc.	Common Stock 463 shares	20,141
BJ’s Restaurants, Inc.	Common Stock 442 shares	20,031
Herbalife Limited	Common Stock 379 shares	19,583
MWI Veterinary Supply Inc.	Common Stock 291 shares	19,334
Haynes International Inc.	Common Stock 353 shares	19,274
Cooper Companies Inc.	Common Stock 267 shares	18,829
Cadence Design System Inc.	Common Stock 1,798 shares	18,699

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

	### ###	### ###	### ###
Identity of Issue	Description of Investment	Current Value

Portfolio Recovery Associates Inc.	Common Stock 276 shares	18,636
Tempur-Pedic International Inc.	Common Stock 346 shares	18,175
Catalyst Health Solutions Inc.	Common Stock 348 shares	18,096
Netgear Inc.	Common Stock 531 shares	17,826
CommVault Systems, Inc.	Common Stock 416 shares	17,772
Genesee & Wyoming Inc.	Common Stock 293 shares	17,750
Oceaneering International	Common Stock 378 shares	17,437
NCR Corporation	Common Stock 1,059 shares	17,431
Oil States Intermational Inc.	Common Stock 228 shares	17,412
DSW Inc.	Common Stock 393 shares	17,375
Nu Skin Enterprises Inc. Class A	Common Stock 356 shares	17,291
Energy XXI	Common Stock 517 shares	16,482
Idexx Labs Inc.	Common Stock 209 shares	16,085
Alaska Air Group Inc.	Common Stock 214 shares	16,069
Ultimate Software Group Inc.	Common Stock 241 shares	15,694
Polypore International Inc.	Common Stock 351 shares	15,440
Panera Bread	Common Stock 108 shares	15,277
Acme Packet Inc.	Common Stock 493 shares	15,239
Ceva Inc.	Common Stock 501 shares	15,160
Mednax Inc.	Common Stock 206 shares	14,834
Core Laboratories	Common Stock 128 shares	14,586
Polaris Industries Inc.	Common Stock 258 shares	14,443
Team Health Holdings Inc.	Common Stock 642 shares	14,169
Monster Beverage Corporation	Common Stock 152 shares	14,005
PVH Corporation	Common Stock 196 shares	13,816
Cargo Ceramics Inc.	Common Stock 112 shares	13,813
United Rentals, Inc.	Common Stock 458 shares	13,534
Informatica Corporation	Common Stock 357 shares	13,184
Oyo Geospace Corporation	Common Stock 169 shares	13,069
Wright Express Corporation	Common Stock 240 shares	13,027
Genesco Inc.	Common Stock 209 shares	12,904
Manhattan Assocs Inc.	Common Stock 315 shares	12,751
Avis Budget Group Inc.	Common Stock 1,165 shares	12,489
Higher One Holdings Inc.	Common Stock 670 shares	12,355
Franklin Electric Company, Inc	Common Stock 283 shares	12,327
Netsuite Inc.	Common Stock 288 shares	11,678
Qlik Technologies Inc.	Common Stock 477 shares	11,543
Tibco Software Inc.	Common Stock 475 shares	11,357
AthenaHealth Inc.	Common Stock 229 shares	11,248
Chart Industries Inc.	Common Stock 201 shares	10,868
Monro Muffler Brake Inc.	Common Stock 280 shares	10,861
Vera Bradley Inc.	Common Stock 331 shares	10,675
Mistras Group Inc.	Common Stock 418 shares	10,655
Fresh Market Inc.	Common Stock 259 shares	10,334
Solera Holdings Inc.	Common Stock 232 shares	10,333
Aruba Networks Inc.	Common Stock 551 shares	10,205
Ulta Salon Cometics & Fragrance Inc.	Common Stock 151 shares	9,803
Exlservice Com Inc.	Common Stock 434 shares	9,709
Align Technology Inc.	Common Stock 404 shares	9,585
Liquidity Svcs Inc.	Common Stock 249 shares	9,188
Teradata Corporation	Common Stock 165 shares	8,004

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

	### ###	### ###	### ###
Identity of Issue	Description of Investment	Current Value

Express Inc.	Common Stock 355 shares	7,079

Total Small-Mid Cap Growth Asset Class			1,915,793

Total Small-Mid Cap Index Asset Class:
Blackrock Extended Equity Market Fund F*	Common Collective Trust 210,395 units	5,844,772
Northern Trust Collective Extended Equity Index Fund*	Common Collective Trust 4,035 units	553,397

Total Small-Mid Cap Index Asset Class			6,398,169

Small-Mid Cap Value Asset Class:
Northern Trust Collective Russell 2000 Value Index Fund – Non-Lending*	Common Collective Trust 6,684 units	951,644
Northern Trust Collective Short Term Investment Fund*	Common Collective Trust 383,729 units	383,729
Cobalt International Energy Inc.	Common Stock 15,100 shares	234,352
Valassis Communications Inc.	Common Stock 11,100 shares	213,453
MI Developments Inc.	Common Stock 6,500 shares	207,870
Bob Evans Farms Inc.	Common Stock 5,900 shares	197,886
Elizabeth Arden Inc.	Common Stock 5,250 shares	194,460
Forestar Group Inc.	Common Stock 12,800 shares	193,664
Allstate Corporation	Common Stock 6,400 shares	175,424
CA Inc.	Common Stock 8,400 shares	169,806
Stone Energy Corporation	Common Stock 6,400 shares	168,832
Gap Inc.	Common Stock 8,800 shares	163,240
CNO Financial Group, Inc.	Common Stock 25,020 shares	157,876
Con-Way Inc.	Common Stock 5,400 shares	157,464
PMC Sierra Inc.	Common Stock 28,025 shares	154,418
Huntington Ingalls Industries Inc.	Common Stock 4,900 shares	153,272
Avnet Inc.	Common Stock 4,850 shares	150,787
MKS Instruments, Inc.	Common Stock 5,350 shares	148,837
Arrow Electronics Inc.	Common Stock 3,900 shares	145,899
Teradyne Inc.	Common Stock 10,400 shares	141,752
Sun Trust Banks Inc.	Common Stock 8,000 shares	141,600
Clearwater Paper Corporation	Common Stock 3,900 shares	138,879
Wabash National Corporation	Common Stock 17,380 shares	136,259
Coherent Inc.	Common Stock 2,575 shares	134,595
Allied World Assurance Company Holdings	Common Stock 2,100 shares	132,153
Western Alliance Bancorporation	Common Stock 21,050 shares	131,142
Guess?, Inc.	Common Stock 4,370 shares	130,313
Texas Capital Bancshares Inc.	Common Stock 4,250 shares	130,093
H & R Block Inc.	Common Stock 7,900 shares	129,007
Regions Financial Corporation	Common Stock 29,700 shares	127,710
Arris Group Inc.	Common Stock 11,800 shares	127,676
Brocade Communications Systems Inc.	Common Stock 24,400 shares	126,636
Geo Group Inc.	Common Stock 7,340 shares	122,945
Griffon Corporation	Common Stock 13,250 shares	120,973
Salix Pharmaceuticals Limited	Common Stock 2,500 shares	119,625
Aurico Gold Inc.	Common Stock 14,344 shares	114,895
Magna International Inc. Class A	Common Stock 3,400 shares	113,254
Denbury Resources Inc.	Common Stock 7,300 shares	110,230
Spirit Airlines Inc.	Common Stock 6,970 shares	108,732
Casey’s General Stores, Inc.	Common Stock 2,100 shares	108,171
Partnerre Holding Limited	Common Stock 1,675 shares	107,552

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

	### ###	### ###	### ###
Identity of Issue	Description of Investment	Current Value

Treehouse Foods Inc.	Common Stock 1,600 shares	104,608
Keycorp	Common Stock 13,600 shares	104,584
Manpower Inc.	Common Stock 2,900 shares	103,675
Alterra Capital Holdings Inc.	Common Stock 4,260 shares	100,664
Circor International Inc.	Common Stock 2,850 shares	100,634
Edison International	Common Stock 2,400 shares	99,360
Meadowbrook Insurance Group Inc.	Common Stock 9,140 shares	97,615
Great Plains Energy Inc.	Common Stock 4,400 shares	95,832
ON Semiconductor Corporation	Common Stock 12,200 shares	94,184
Reinsurance Group of America Inc.	Common Stock 1,775 shares	92,744
Super Valu Inc.	Common Stock 11,400 shares	92,568
Royal Gold Inc.	Common Stock 1,350 shares	91,031
People’s United Financial Inc.	Common Stock 6,750 shares	86,738
Fifth Third Bancorp	Common Stock 6,700 shares	85,224
Unum Group	Common Stock 4,000 shares	84,280
Thompson Creek Metals Company Inc.	Common Stock 12,050 shares	83,868
Torchmark Corporation	Common Stock 1,900 shares	82,441
Scorpio Tankers Inc.	Common Stock 16,630 shares	81,321
PPL Corporation	Common Stock 2,700 shares	79,434
Libbey Inc.	Common Stock 6,160 shares	78,478
Maiden Holdings Limited	Common Stock 8,890 shares	77,876
Boston Private Financial Holdings Inc.	Common Stock 9,740 shares	77,336
Kosmos Energy Limited	Common Stock 6,300 shares	77,238
Providence Service Corporation	Common Stock 5,600 shares	77,056
Vertex Pharmaceuticals Inc.	Common Stock 2,225 shares	73,892
Kennedy-Wilson Holdings Inc.	Common Stock 6,910 shares	73,108
Orbital Sciences Corporation	Common Stock 5,025 shares	73,013
Middleby Corporation	Common Stock 775 shares	72,881
Navigant Consulting Inc.	Common Stock 6,290 shares	71,769
Ocwen Financial Corporation	Common Stock 4,930 shares	71,386
Ciber Inc.	Common Stock 18,010 shares	69,519
J.C. Penney Company Inc.	Common Stock 1,900 shares	66,785
Campus Crest Communities Inc.	Common Stock 6,610 shares	66,497
PHH Corporation	Common Stock 6,200 shares	66,340
Willis Group Holdings	Common Stock 1,700 shares	65,960
Northwest Bancshares Inc.	Common Stock 5,300 shares	65,932
Safeway Inc.	Common Stock 3,100 shares	65,224
Arch Coal Inc.	Common Stock 4,400 shares	63,844
Hormel Foods Corporation	Common Stock 2,150 shares	62,974
Schawk Inc. Class A	Common Stock 5,600 shares	62,776
Schweitzer-Mauduit International Inc.	Common Stock 940 shares	62,472
Tutor Perini Corporation	Common Stock 5,060 shares	62,440
The Jones Group Inc.	Common Stock 5,820 shares	61,401
MDC Partners Inc. Class A	Common Stock 4,530 shares	61,246
FEI Company	Common Stock 1,400 shares	57,092
Home Bancshares Inc.	Common Stock 2,180 shares	56,484
Horsehead Holding Corporation	Common Stock 6,200 shares	55,862
Wesco International Inc.	Common Stock 1,050 shares	55,661
Digi International Inc.	Common Stock 4,930 shares	55,019
Aurizon Mines Limited	Common Stock 11,100 shares	54,723
Interpublic Group Companies Inc.	Common Stock 5,600 shares	54,488

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

	### ###	### ###	### ###
Identity of Issue	Description of Investment	Current Value

Hawaiian Holdings Inc.	Common Stock 9,380 shares	54,404
Aeroflex Holding Corporation	Common Stock 5,300 shares	54,272
XL Group PLC	Common Stock 2,700 shares	53,379
Embraer SA	Common Stock 2,100 shares	52,962
Columbus McKinnon Corporation	Common Stock 4,150 shares	52,664
Crexus Investment Corporation	Common Stock 4,990 shares	51,796
Inverness Medical Innovations Inc.	Common Stock 2,240 shares	51,722
Global Indemnity PLC	Common Stock 2,560 shares	50,765
Synovus Financial Corporation	Common Stock 35,700 shares	50,337
Chiquita Brands International Inc.	Common Stock 6,010 shares	50,123
Neutral Tandem Inc.	Common Stock 4,640 shares	49,602
Natus Medical Inc.	Common Stock 5,210 shares	49,130
Goodyear Tire & Rubber Company	Common Stock 3,400 shares	48,178
eResearch Technology Inc.	Common Stock 10,190 shares	47,791
Viewpoint Financial Group Inc.	Common Stock 3,640 shares	47,356
Validus Holding Limited	Common Stock 1,480 shares	46,620
Globe Specialty Metals Inc.	Common Stock 3,440 shares	46,062
Hackett Group Inc.	Common Stock 12,260 shares	45,852
Nelnet Inc. Class A	Common Stock 1,870 shares	45,759
Aegean Marine Petroleum Network Inc.	Common Stock 11,100 shares	45,288
American Capital Agency Corporation REIT Fund	Common Stock 1,590 shares	44,647
Mistras Group Inc.	Common Stock 1,700 shares	43,333
Teleflex Inc.	Common Stock 690 shares	42,290
Lexington Realty Trust	Common Stock 5,640 shares	42,244
TMS International Corporation	Common Stock 4,190 shares	41,397
FTI Consulting Inc.	Common Stock 970 shares	41,147
Lifepoint Hospitals Inc.	Common Stock 1,100 shares	40,865
Timken Company	Common Stock 1,050 shares	40,646
Swift Transportation Company Class A	Common Stock 4,850 shares	39,964
Highwoods Properties Inc.	Common Stock 1,340 shares	39,758
Matrix Service Company	Common Stock 3,950 shares	37,288
US Airways Group Inc.	Common Stock 7,020 shares	35,591
ICF International Inc.	Common Stock 1,430 shares	35,435
Encore Bancshares Inc.	Common Stock 2,610 shares	35,287
First Horizon National Corporation	Common Stock 4,359 shares	34,872
Government Properties Income Trust	Common Stock 1,490 shares	33,600
WSFS Financial Corporation	Common Stock 930 shares	33,443
Medical Action Industries Inc.	Common Stock 6,390 shares	33,420
Energy Partners Limited	Common Stock 2,200 shares	32,120
Simmons First National Corporation Class A	Common Stock 1,170 shares	31,812
FBR Capital Markets Corporation	Common Stock 15,500 shares	31,775
Plantronics Inc.	Common Stock 890 shares	31,720
ABM Industries Inc.	Common Stock 1,530 shares	31,549
Cadiz Inc.	Common Stock 3,140 shares	30,238
Terex Corporation	Common Stock 2,200 shares	29,722
THL Credit Inc.	Common Stock 2,420 shares	29,548
Air Transport Services Group Inc.	Common Stock 6,160 shares	29,075
Aeropostale Inc.	Common Stock 1,900 shares	28,975
Alliant Techsystems Inc.	Common Stock 500 shares	28,580
Casual Male Retail Group Inc.	Common Stock 8,230 shares	28,147
Orion Marine Group Inc.	Common Stock 4,130 shares	27,465

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

	### ####	### ####	### ####
Identity of Issue	Description of Investment	Current Value

Penske Automotive Group Inc.	Common Stock 1,410 shares	27,143
Symmetry Medical Inc.	Common Stock 3,330 shares	26,607
Trinity Industries Inc.	Common Stock 880 shares	26,453
Global Power Equipment Group Inc.	Common Stock 1,110 shares	26,363
Paccar Inc.	Common Stock 700 shares	26,229
Trimas Corporation	Common Stock 1,400 shares	25,130
Body Cent Corporation	Common Stock 1,000 shares	24,960
Alaska Air Group Inc.	Common Stock 330 shares	24,780
OM Group Inc.	Common Stock 1,080 shares	24,181
Emcor Group Inc.	Common Stock 900 shares	24,129
Omnicare Inc.	Common Stock 700 shares	24,115
La-Z-Boy Inc.	Common Stock 1,970 shares	23,443
Spectrum Brands Holdings Inc.	Common Stock 850 shares	23,290
Lexmark International Inc.	Common Stock 700 shares	23,149
Saba Software Inc.	Common Stock 2,910 shares	22,960
Accuray Inc.	Common Stock 5,210 shares	22,038
Digital River Inc.	Common Stock 1,460 shares	21,929
Symantec Corporation	Common Stock 1,400 shares	21,910
NXP Semiconductors	Common Stock 1,400 shares	21,518
Starwood Property Trust Inc.	Common Stock 1,160 shares	21,472
Dole Food Company Inc.	Common Stock 2,480 shares	21,452
CDC Software Corporation	Common Stock 8,250 shares	21,450
Zimmer Holdings Inc.	Common Stock 400 shares	21,368
Brown Shoe Company Inc.	Common Stock 2,300 shares	20,470
SCBT Financial Corporation	Common Stock 700 shares	20,307
Portland General Electric Company	Common Stock 790 shares	19,979
United Financial Bancorp Inc.	Common Stock 1,220 shares	19,630
UIL Holdings Corporation	Common Stock 550 shares	19,454
Newpark Resources Inc.	Common Stock 1,980 shares	18,810
Omniamerican Bancorp Inc.	Common Stock 1,130 shares	17,741
ICU Medical Inc.	Common Stock 380 shares	17,100
Approach Resources Inc.	Common Stock 580 shares	17,058
American Campus Communities Inc.	Common Stock 400 shares	16,784
Essa Bancorp Inc.	Common Stock 1,520 shares	15,914
Fairpoint Communications Inc.	Common Stock 3,000 shares	12,990
RTI International Metals Inc.	Common Stock 530 shares	12,301
Chatham Lodging Trust	Common Stock 1,110 shares	11,966
AMN Healthcare Services Inc.	Common Stock 2,650 shares	11,740
Stealthgas Inc.	Common Stock 3,020 shares	11,657
Murphy Oil Corporation	Common Stock 200 shares	11,148
Rand Logistics Inc.	Common Stock 1,630 shares	10,611
Gomet Inc.	Convertible Equity 1,001 shares	10,043
Public Service Enterprise Group Inc.	Common Stock 300 shares	9,903
Graftech International Limited	Common Stock 720 shares	9,828
Geomet Inc.	Common Stock 8,940 shares	8,314
Cross Country Healthcare Inc.	Common Stock 1,370 shares	7,604
Global Geophysical Services	Common Stock 400 shares	2,688
Great American Group Inc.	Common Stock 7,930 shares	896
New Frontier Media Inc.	Common Stock 580 shares	603

Total Small-Mid Cap Value Asset Class			13,916,305

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

	### ###	### ###	### ###
Identity of Issue	Description of Investment	Current Value

Notes Receivable from Participants*	Interest rates 4.25% - 12.66%		13,394,566

Other Northern Trust Collective Short Term Investment Fund*	Common Collective Trust 3,369 units		3,369

			$170,088,175

* Indicates party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Retirement and Savings Plan for Amgen Manufacturing, Limited (Name of Plan)

Date: June 14, 2012	By:	/s/ JONATHAN M. PEACOCK
Jonathan M. Peacock
Executive Vice President and Chief Financial Officer Amgen Manufacturing, Limited